November 9, 2017
ROBERT FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM
Direct Dial (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention:                 Irene Paik

Re:                             BioPharmX Corporation.
Registration Statement on Form S-1
Filed October 19, 2017
File No. 333-221027

Ladies and Gentlemen:

On behalf of BioPharmX Corporation (the “Company”), we are transmitting this letter in response to comments (the “Comments”) received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated October 31, 2017, with respect to the Company’s registration statement on Form S-1 (File No. 333-221027) (the “Registration Statement”) that was filed on October 19, 2017.  In response to the Comments, the Company has provided the response below and will be revising the Registration Statement and filing via EDGAR an amended registration statement (the “Amended Registration Statement”).

The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comment is presented in bold italics.  For the convenience of the Staff, we are also sending, by overnight courier, a copy of this letter.

Prospectus Cover Page

1.              We note that you have incorporated by reference in your registration statement information specifically incorporated by reference in your Form 10-K from your definitive proxy statement on Schedule 14A. Please amend your registration statement to incorporate by reference the entire definitive proxy statement as required by Item 12(a)(2) of Form S-1

Response to Comment 1

The Company has amended the Registration Statement to incorporate by reference the entire definitive proxy statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292 or, in my absence, Niki Fang at (650) 335-7252.

Sincerely,

/s/ Robert Freedman
Robert Freedman

cc:                                Via E-mail

Anja Krammer

Joyce Goto

BioPharmX Corporation